Exhibit 99.1

          4th Quarter 2014 • Earnings News Release • Three and Twelve months ended October 31, 2014

TD Bank Group Reports Fourth Quarter and Fiscal 2014 Results

This quarterly earnings news release should be read in conjunction with the Bank's unaudited fourth quarter 2014 consolidated financial results for the year ended October 31, 2014, included in this Earnings News Release and the audited 2014 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD's website at http://www.td.com/investor/. This analysis is dated December 3, 2014. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the TD’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

The Bank implemented new and amended standards under IFRS (New IFRS Standards and Amendments) which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 4 of the 2014 Consolidated Financial Statements.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the 2014 Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

Effective the first quarter of 2014, the results of the Canadian wealth and insurance businesses are reported in the Canadian Retail segment, and the results of the U.S. wealth business, as well as the Bank’s investment in TD Ameritrade, are reported in the U.S. Retail segment. Segmented results prior to the first quarter of 2014 have been restated accordingly.

As previously announced on December 5, 2013, the Bank’s Board of Directors declared a stock dividend of one common share per each issued and outstanding common share on the payment date of January 31, 2014 (Stock Dividend). The effect on the Bank’s basic and diluted earnings per share has been presented as if the Stock Dividend was retrospectively applied to all comparative periods presented that occurred prior to the payment date of the Stock Dividend.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $0.91, compared with $0.84.
•	Adjusted diluted earnings per share were $0.98, compared with $0.95.
•	Reported net income was $1,746 million, compared with $1,616 million.
•	Adjusted net income was $1,862 million, compared with $1,815 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $4.14, compared with $3.44.
•	Adjusted diluted earnings per share were $4.27, compared with $3.71.
•	Reported net income was $7,883 million, compared with $6,640 million.
•	Adjusted net income was $8,127 million, compared with $7,136 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $62 million after tax (4 cents per share), compared with $59 million after tax (3 cents per share) in the fourth quarter last year.
•	Integration charges of $54 million after tax (3 cents per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $14 million after tax (1 cent per share) in the fourth quarter last year.

TORONTO, December 4, 2014 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the fourth quarter ended October 31, 2014. Fourth quarter adjusted earnings of $1.9 billion were up 3% over the same quarter last year, with solid performances from all business segments, partially offset by higher enterprise expenses.

"We are pleased to finish out the year with strong total adjusted earnings of $8.1 billion," said Bharat Masrani, Group President and Chief Executive Officer. "Results for the year reflect good earnings from each of our businesses, driven by organic growth, strong fundamentals, and good results from recent acquisitions."

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 1

Canadian Retail

Canadian Retail delivered reported net income of $1.3 billion in the fourth quarter. On an adjusted basis net income was $1.4 billion, representing a 7% increase over the same quarter last year. Higher earnings were driven by good growth in loans, deposits, wealth assets under management and the addition of Aeroplan.

"A good fourth quarter helped us deliver another great year for Canadian Retail," said Tim Hockey, Group Head, Canadian Banking, Auto Finance and Wealth Management. "In 2015 our focus will continue to be on providing customers with great products and services that enable financial goals and supporting our colleagues in providing legendary customer experiences across all channels."

U.S. Retail

U.S. Retail generated net income of US$462 million, representing relatively flat earnings on an adjusted basis compared with the fourth quarter last year. Excluding the Bank's investment in TD Ameritrade, the segment generated net income of US$385 million, as strong organic growth, good productivity and excellent asset quality were offset by lower securities gains and margin compression.

TD Ameritrade contributed US$77 million in earnings to the segment, an increase of 5% compared with the fourth quarter last year.

"U.S. Retail continued to outgrow the industry in 2014," said Mike Pedersen, Group Head, U.S. Banking. "Despite a challenging operating and evolving regulatory environment, we had a good overall performance. Our fundamentals are solid going in to 2015, as we focus on deepening customer relationships, evolving our distribution strategy and increasing productivity."

Wholesale Banking

Wholesale Banking net income for the quarter was $160 million, an increase of 31% compared with the fourth quarter last year, reflecting strong business fundamentals and a rebound from the fourth quarter of 2013 that included higher non-interest expenses.

"The Wholesale business delivered a solid finish to a great year," said Bob Dorrance, Group Head, Wholesale Banking. "Improved capital markets, good trading results, and a robust performance in investment banking were key drivers of our performance. We remain focused on attracting new clients and expanding existing relationships, and managing risks and productivity in 2015."

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 9.4%, compared with 9.3% last quarter.

Conclusion

"Our 2014 results demonstrate the earnings power and underlying growth potential across all of our businesses. As we close 2014, I'd like to thank our 85,000 colleagues here at TD for their relentless dedication to making the Bank stronger and delivering exceptional customer service," said Masrani. "As we look ahead to 2015, we expect the operating environment to be more challenging. We will focus on organic growth, delivering legendary experiences across every channel, and increasing productivity while investing for the future."

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, including in the Management's Discussion and Analysis ("2014 MD&A") under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2015”, and in other statements regarding the Bank’s objectives and priorities for 2015 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to current laws and regulations; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; changes to accounting policies and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2014 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2015”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2014	2014	2013	2014	2013
Results of operations
Total revenue	$7,452	$7,509	$7,000	$29,961	$27,259
Provision for credit losses	371	338	352	1,557	1,631
Insurance claims and related expenses	720	771	711	2,833	3,056
Non-interest expenses	4,331	4,040	4,164	16,496	15,069
Net income – reported	1,746	2,107	1,616	7,883	6,640
Net income – adjusted[1]	1,862	2,167	1,815	8,127	7,136
Return on common equity – reported	13.1%	16.3%	13.4%	15.4%	14.2%
Return on common equity – adjusted[2]	14.0	16.8	15.1	15.9	15.3
Financial position
Total assets	$944,742	$921,750	$862,021	$944,742	$862,021
Total equity	56,231	54,755	51,383	56,231	51,383
Total Common Equity Tier 1 (CET1) Capital risk-weighted assets[3,4]	328,393	316,716	286,355	328,393	286,355
Financial ratios
Efficiency ratio – reported	58.1%	53.8%	59.5%	55.1%	55.3%
Efficiency ratio – adjusted[1]	56.2	52.3	55.4	53.4	52.9
Common Equity Tier 1 Capital ratio[3]	9.4	9.3	9.0	9.4	9.0
Tier 1 Capital ratio[3]	10.9	11.0	11.0	10.9	11.0
Provision for credit losses as a % of net average loans and
acceptances[5]	0.33	0.28	0.34	0.34	0.38
Common share information – reported (dollars)
Per share earnings
Basic	$0.92	$1.12	$0.84	$4.15	$3.46
Diluted	0.91	1.11	0.84	4.14	3.44
Dividends per share	0.47	0.47	0.43	1.84	1.62
Book value per share	28.45	27.48	25.33	28.45	25.33
Closing share price	55.47	57.02	47.82	55.47	47.82
Shares outstanding (millions)
Average basic	1,842.0	1,840.2	1,833.4	1,839.1	1,837.9
Average diluted	1,848.2	1,846.5	1,839.0	1,845.3	1,845.1
End of period	1,844.6	1,841.6	1,835.0	1,844.6	1,835.0
Market capitalization (billions of Canadian dollars)	$102.3	$105.0	$87.7	$102.3	$87.7
Dividend yield	3.4%	3.3%	3.5%	3.5%	3.7%
Dividend payout ratio	51.3	42.0	50.6	44.3	46.9
Price-earnings ratio	13.4	14.0	13.9	13.4	13.9
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$0.98	$1.15	$0.95	$4.28	$3.72
Diluted	0.98	1.15	0.95	4.27	3.71
Dividend payout ratio	48.0%	40.9%	44.8%	43.0%	43.5%
Price-earnings ratio	13.0	13.4	12.9	13.0	12.9
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section of this document for an explanation.
3	Prior to the first quarter of 2014, amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
4	Effective the third quarter of 2014, each capital ratio has its own risk-weighted asset (RWA) measure due to the Office of the Superintendent of Financial Institutions (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively.
5	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of the 2014 MD&A and Note 8 to the 2014 Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the 2014 MD&A and Note 8 to the 2014 Consolidated Financial Statements.
TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed on Table 3. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. The Bank implemented New IFRS Standards and Amendments which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 4 of the 2014 Consolidated Financial Statements.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2014	2014	2013	2014	2013
Net interest income	$4,457	$4,435	$4,183	$17,584	$16,074
Non-interest income	2,995	3,074	2,817	12,377	11,185
Total revenue	7,452	7,509	7,000	29,961	27,259
Provision for credit losses	371	338	352	1,557	1,631
Insurance claims and related expenses	720	771	711	2,833	3,056
Non-interest expenses	4,331	4,040	4,164	16,496	15,069
Income before income taxes and equity in net income
of an investment in associate	2,030	2,360	1,773	9,075	7,503
Provision for income taxes	370	330	238	1,512	1,135
Equity in net income of an investment in associate, net of income taxes	86	77	81	320	272
Net income – reported	1,746	2,107	1,616	7,883	6,640
Preferred dividends	32	25	49	143	185
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,714	$2,082	$1,567	$7,740	$6,455
Attributable to:
Non-controlling interests	$27	$27	$27	$107	$105
Common shareholders	1,687	2,055	1,540	7,633	6,350
TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 5

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2014	2014	2013	2014	2013
Operating results – adjusted
Net interest income	$4,457	$4,435	$4,183	$17,584	$16,074
Non-interest income[1]	2,995	3,047	2,834	12,097	11,114
Total revenue	7,452	7,482	7,017	29,681	27,188
Provision for credit losses[2]	371	363	392	1,582	1,606
Insurance claims and related expenses	720	771	711	2,833	3,056
Non-interest expenses[3]	4,188	3,912	3,890	15,863	14,390
Income before income taxes and equity in net income of an
investment in associate	2,173	2,436	2,024	9,403	8,136
Provision for income taxes[4]	410	359	303	1,649	1,326
Equity in net income of an investment in associate, net of income taxes[5]	99	90	94	373	326
Net income – adjusted	1,862	2,167	1,815	8,127	7,136
Preferred dividends	32	25	49	143	185
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,830	2,142	1,766	7,984	6,951
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	27	27	27	107	105
Net income available to common shareholders – adjusted	1,803	2,115	1,739	7,877	6,846
Adjustments for items of note, net of income taxes
Amortization of intangibles[6]	(62)	(60)	(59)	(246)	(232)
Integration charges relating to the acquisition of the credit card portfolio of
MBNA Canada[7]	(54)	(27)	(14)	(125)	(92)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[8]	–	24	(15)	43	57
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[9]	–	(16)	(20)	(131)	(20)
Impact of Alberta flood on the loan portfolio[10]	–	19	29	19	(19)
Gain on sale of TD Waterhouse Institutional Services[11]	–	–	–	196	–
Litigation and litigation-related charge/reserve[12]	–	–	(30)	–	(100)
Restructuring charges[13]	–	–	(90)	–	(90)
Total adjustments for items of note	(116)	(60)	(199)	(244)	(496)
Net income available to common shareholders – reported	$1,687	$2,055	$1,540	$7,633	$6,350
1	Adjusted non-interest income excludes the following items of note: third quarter 2014 – $27 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 11; fourth quarter 2013 – $17 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; third quarter 2013 – $82 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2013 – $25 million loss due to change in fair value of derivatives hedging the AFS securities portfolio; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.
2	Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2014 – $25 million release of the provision for the impact of the Alberta flood on the loan portfolio, as explained in footnote 10; fourth quarter 2013 – $40 million release of the provision for the impact of the Alberta flood on the loan portfolio; third quarter 2013 – $65 million due to the provision for the impact of the Alberta flood on the loan portfolio.
3	Adjusted non-interest expenses excludes the following items of note: fourth quarter 2014 – $70 million amortization of intangibles, as explained in footnote 6; $73 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 7; third quarter 2014 – $70 million amortization of intangibles; $36 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $22 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 9; second quarter 2014 – $75 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts; fourth quarter 2013 – $70 million amortization of intangibles; $19 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $30 million of litigation and litigation-related charges, as explained in footnote 12; $129 million due to the initiatives to reduce costs, as explained in footnote 13; $27 million of set-up costs in preparation for the affinity relationship with Aimia Inc. with respect to Aeroplan credit cards; third quarter 2013 – $69 million amortization of intangibles; $33 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; second quarter 2013 – $67 million amortization of intangibles; $41 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of litigation and litigation-related charges.
4	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.
5	Adjusted equity in net income of an investment in associate excludes the following items of note: fourth quarter 2014 – $13 million amortization of intangibles, as explained in footnote 6; third quarter 2014 – $13 million amortization of intangibles; second quarter 2014 – $13 million amortization of intangibles; first quarter 2014 – $14 million amortization of intangibles; fourth quarter 2013 – $13 million amortization of intangibles; third quarter 2013 – $14 million amortization of intangibles; second quarter 2013 – $14 million amortization of intangibles; first quarter 2013 – $13 million amortization of intangibles.
6	Amortization of intangibles relate primarily to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolios of MBNA Canada in 2012, the acquisition of Target Corporation’s U.S. credit card portfolio in 2013, the Epoch Investment Partners, Inc. acquisition in 2013, and to the acquired Aeroplan credit card portfolio in 2014. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of asset acquisitions and business combinations.
7	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 is the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 6

8	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
9	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion, and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management, as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs are included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any further set-up, conversion, or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
10	In the third quarter of 2013, the Bank recorded a provision for credit losses of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. In the third quarter of 2014, the Bank released the remaining provision of $25 million ($19 million after tax). The release of the remaining provision reflects low levels of delinquency and impairments to date, as well as a low likelihood of future material losses within the portfolio.
11	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.
12	As a result of certain adverse judgments and settlements in the U.S. in 2012, and after continued evaluation of this portfolio of cases and reassessment of the existing litigation provision throughout fiscal year 2013, the Bank took prudent steps to determine, in accordance with applicable accounting standards, that additional litigation and litigation-related charges of $97 million ($70 million after tax) and $30 million ($30 million after tax) were required as a result of developments and settlements reached in the U.S. in fiscal 2013.
13	The Bank undertook certain measures commencing in the fourth quarter of 2013, which continued through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million ($90 million after tax) for restructuring initiatives related primarily to retail branch and real estate optimization initiatives.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2014	2014	2013	2014	2013
Basic earnings per share – reported	$0.92	$1.12	$0.84	$4.15	$3.46
Adjustments for items of note[2]	0.06	0.03	0.11	0.13	0.26
Basic earnings per share – adjusted	$0.98	$1.15	$0.95	$4.28	$3.72

Diluted earnings per share – reported	$0.91	$1.11	$0.84	$4.14	$3.44
Adjustments for items of note[2]	0.07	0.04	0.11	0.13	0.27
Diluted earnings per share – adjusted	$0.98	$1.15	$0.95	$4.27	$3.71
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2014	2014	2013	2014	2013
Provision for income taxes – reported	$370	$330	$238	$1,512	$1,135
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	21	23	24	93	94
Integration charges relating to the acquisition of the credit card
portfolio of MBNA Canada	19	9	5	44	33
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	–	(3)	2	(6)	(14)
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of Aeroplan Visa
credit card accounts	–	6	7	47	7
Impact of Alberta flood on the loan portfolio	–	(6)	(11)	(6)	6
Gain on sale of TD Waterhouse Institutional Services	–	–	–	(35)	–
Litigation and litigation-related charge/reserve	–	–	(1)	–	26
Restructuring charges	–	–	39	–	39
Total adjustments for items of note	40	29	65	137	191
Provision for income taxes – adjusted	$410	$359	$303	$1,649	$1,326
Effective income tax rate – adjusted[3]	18.9%	14.7%	15.0%	17.5%	16.3%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.
TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 7

RETURN ON COMMON EQUITY

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2013, capital allocated to the business segments is based on 8% Common Equity Tier 1 (CET1) Capital which includes an additional charge of 1% of risk-weighted assets (RWA) to account for the Office of the Superintendent of Financial Institutions Canada (OSFI) common equity capital surcharge for Domestic Systemically Important Banks (D-SIBs), resulting in a CET1 Capital ratio minimum requirement of 8% effective January 1, 2016. The return measures for business segments reflect a return on common equity methodology.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2014	2014	2013	2014	2013
Average common equity	$51,253	$49,897	$45,541	$49,495	$44,791
Net income available to common shareholders
– reported	1,687	2,055	1,540	7,633	6,350
Items of note impacting income, net of income taxes[1]	116	60	199	244	496
Net income available to common shareholders
– adjusted	1,803	2,115	1,739	7,877	6,846
Return on common equity – adjusted	14.0%	16.8%	15.1%	15.9%	15.3%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

SIGNIFICANT EVENTS IN 2014

Acquisition of certain CIBC Aeroplan Credit Card Accounts

On December 27, 2013, the Bank, Aimia Inc. (Aimia), and the Canadian Imperial Bank of Commerce (CIBC) closed a transaction under which the Bank acquired approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition have been recorded in the Canadian Retail segment.

The Bank acquired approximately 540,000 cardholder accounts with an outstanding balance of $3.3 billion at a price of par plus $50 million less certain adjustments for total cash consideration of $3.3 billion. At the date of acquisition, the fair value of credit card receivables acquired was $3.2 billion and the fair value of an intangible asset for the purchased credit card relationships was $146 million.

In connection with the purchase agreement, the Bank agreed to pay CIBC a further $127 million under a commercial subsidy agreement. This payment was recognized as a non-interest expense in 2014.

Disposal of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A pre-tax gain of $231 million was recorded in the Corporate segment in other income in the first quarter of 2014. An additional pre-tax gain of $13 million was recorded in the Corporate segment subsequently, upon the settlement of price adjustment mechanisms.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 8

HOW OUR BUSINESSES PERFORMED

Effective November 1, 2013, the Bank revised its reportable segments, and for management reporting purposes, reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The prior period segmented results have been restated accordingly.

Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment. Effective March 27, 2013, the results of the acquisition of Epoch Investment Partners, Inc. (Epoch) are reported in the U.S. Retail segment. Effective March 13, 2013, results of the acquisition of the credit card portfolio of Target Corporation and related program agreement (collectively, "Target") are reported in the U.S. Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results, where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section of this document, the “Business Focus” section in the 2014 MD&A, and Note 31 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2014. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $76 million, compared with $100 million in the fourth quarter last year, and $131 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended
	October 31	July 31	October 31
	2014	2014	2013
Net interest income	$2,435	$2,436	$2,298
Non-interest income	2,485	2,498	2,299
Total revenue	4,920	4,934	4,597
Provision for credit losses	250	228	224
Insurance claims and related expenses	720	771	711
Non-interest expenses – reported	2,224	2,076	2,032
Non-interest expenses – adjusted	2,151	2,018	1,986
Net income – reported	1,304	1,400	1,237
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card
portfolio of MBNA Canada	54	27	14
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of Aeroplan Visa
credit card accounts	–	16	20
Net income – adjusted	$1,358	$1,443	$1,271

Selected volumes and ratios
Return on common equity – reported	40.8%	43.4%	43.8%
Return on common equity – adjusted	42.5	44.7	45.0
Margin on average earning assets (including securitized assets)	2.92	2.98	2.92
Efficiency ratio – reported	45.2	42.1	44.2
Efficiency ratio – adjusted	43.7	40.9	43.2
Number of Canadian retail branches	1,165	1,164	1,179
Average number of full-time equivalent staff[2]	39,671	39,429	39,441
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

Quarterly comparison – Q4 2014 vs. Q4 2013

Canadian Retail net income for the quarter on a reported basis was $1,304 million, an increase of $67 million, or 5%, compared with the fourth quarter last year. Adjusted net income for the quarter was $1,358 million, an increase of $87 million, or 7%, compared with the fourth quarter last year. The increase in adjusted earnings was primarily due to good loan and deposit volume growth, the addition of Aeroplan, and higher wealth assets under management, partially offset by higher expenses. The reported annualized return on common equity for the quarter was 40.8%, while the adjusted annualized return on common equity was 42.5%, compared with 43.8% and 45.0%, respectively, in the fourth quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth and insurance businesses. Revenue for the quarter was $4,920 million, an increase of $323 million, or 7%, compared with the fourth quarter last year. Net interest income increased $137 million, or 6%, driven primarily by good loan and deposit volume growth and the addition of Aeroplan. Non-interest income increased $186 million, or 8%, largely driven by wealth asset growth, insurance business growth, good account volume growth, and the addition of Aeroplan. Margin on average earning assets was 2.92%, flat compared with the fourth quarter last year, as the increase due to the addition of Aeroplan was offset by lower deposit margins.

The personal banking business generated good lending volume growth of $13.9 billion, or 5%, compared with the fourth quarter last year. Average real estate secured lending volume increased $8.2 billion, or 4%. Auto lending average volume increased $1.6 billion, or 11%, while all other personal lending average volumes increased $4.1 billion, or 13%, largely due to the addition of Aeroplan. Business loans and acceptances average volume increased $4.9 billion, or 10%. Average personal deposit volumes increased $3.8 billion, or 2%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5 billion, or 7%.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 9

Assets under administration increased $8 billion, or 3%, compared with the fourth quarter last year, as growth from new client assets for the period, market appreciation, and the addition of the remaining interest in NatWest Stockbrokers Limited1, was partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management increased $25 billion, or 12%, mainly driven by growth from market appreciation and new client assets, compared with the fourth quarter last year.

Provision for credit losses (PCL) for the quarter was $250 million, an increase of $26 million, or 12%, compared with the fourth quarter last year. Personal banking PCL was $231 million, an increase of $8 million, or 4%, due to the addition of Aeroplan, partially offset by better credit performance and lower bankruptcies in other personal banking businesses. Business banking PCL was $19 million, an increase of $18 million, primarily due to higher provisions in the current quarter. Annualized PCL as a percentage of credit volume was 0.30%, an increase of 3 basis points (bps), compared with the fourth quarter last year. Net impaired loans were $834 million, a decrease of $48 million, or 5%, compared with the fourth quarter last year. Net impaired loans as a percentage of total loans were 0.25%, compared with 0.28% as at October 31, 2013.

Insurance claims and related expenses for the quarter were $720 million, an increase of $9 million, or 1%, compared with the fourth quarter last year, primarily due to an increase in severe weather-related events, and business growth partially offset by more favourable prior year claims development.

Reported non-interest expenses for the quarter were $2,224 million, an increase of $192 million, or 9%, compared with the fourth quarter last year. Adjusted non-interest expenses for the quarter were $2,151 million, an increase of $165 million, or 8%, compared with the fourth quarter last year. The increase was primarily driven by higher employee-related costs including higher revenue-based variable compensation in the wealth business, initiatives to grow the business, and the addition of Aeroplan, partially offset by initiatives to increase productivity.

The reported efficiency ratio for the quarter worsened to 45.2%, while the adjusted efficiency ratio worsened to 43.7%, compared with 44.2% and 43.2%, respectively, in the fourth quarter last year.

Quarterly comparison – Q4 2014 vs. Q3 2014

Canadian Retail net income for the quarter on a reported basis decreased $96 million, or 7%, compared with the prior quarter. Adjusted net income for the quarter decreased $85 million, or 6%, compared with the prior quarter. The decrease in earnings was primarily due to an increase in non-interest expenses, partially offset by lower insurance claims compared with the prior quarter. The reported annualized return on common equity for the quarter was 40.8%, while the adjusted annualized return on common equity was 42.5%, compared with 43.4% and 44.7%, respectively, in the prior quarter.

Revenue for the quarter decreased $14 million, flat with the prior quarter. Net interest income was flat, as the increase from volume growth was more than offset by margin compression, compared with the prior quarter. Non-interest income decreased $13 million, or 1%, primarily due to lower insurance premiums, partially offset by higher wealth asset-based revenue. Margin on average earning assets was 2.92%, a 6 bps decrease compared with the prior quarter, primarily due to a decline in deposit margins due to low rate environment, competitive pricing, and seasonally lower mortgage renewal revenue.

The personal banking business generated average lending volume growth of $5.4 billion, or 2%, compared with the prior quarter. Average real estate secured lending volume increased $4.2 billion, or 2%. Auto lending average volume increased $0.8 billion, or 5%, while all other personal lending average volumes increased $0.4 billion, or 1%. Business loans and acceptances average volume increased $1 billion, or 2%. Average personal deposit volumes increased $1.9 billion, or 1%, due to growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $2.4 billion, or 3%, compared with the prior quarter.

Assets under administration increased $8 billion, or 3%, compared with the prior quarter, primarily due to the addition of the remaining interest in NatWest Stockbrokers Limited1. Assets under management were flat compared with the prior quarter.

PCL for the quarter increased $22 million, or 10%, compared with the prior quarter. Personal banking PCL increased $15 million or 7%, primarily due to higher provisions in credit cards. Business banking PCL increased $7 million, due to higher provisions in the commercial business. Annualized PCL as a percentage of credit volume was 0.30%, an increase of 3 bps, compared with the prior quarter. Net impaired loans decreased $4 million, flat compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.25%, in line with the prior quarter.

Insurance claims and related expenses for the quarter decreased $51 million, or 7%, compared with the prior quarter, primarily due to lower current year claims partially offset by an increase in severe weather-related events.

Reported non-interest expenses for the quarter increased $148 million, or 7%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased $133 million, or 7%, compared with the prior quarter due to higher employee-related costs, investments to grow the business, and higher seasonal marketing expenses.

The reported efficiency ratio for the quarter worsened to 45.2%, while the adjusted efficiency ratio worsened to 43.7%, compared with 42.1% and 40.9%, respectively, in the prior quarter.

1 As previously announced on July 8, 2014, the Bank completed the acquisition of the remaining interest in NatWest Stockbrokers Limited from National Westminster Bank plc.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 10

TABLE 8: U.S. RETAIL[1]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars				U.S. dollars
	October 31	July 31	October 31	October 31	July 31	October 31
	2014	2014	2013	2014	2014	2013
Net interest income	$1,515	$1,500	$1,428	$1,370	$1,387	$1,381
Non-interest income	532	545	536	481	504	515
Total revenue	2,047	2,045	1,964	1,851	1,891	1,896
Provision for credit losses – loans	165	118	211	148	110	204
Provision for (recovery of) credit losses – debt
securities classified as loans	(22)	2	(27)	(20)	2	(26)
Provision for (recovery of) credit losses – acquired
credit-impaired loans[2]	(4)	7	(1)	(3)	6	(1)
Provision for credit losses	139	127	183	125	118	177
Non-interest expenses – reported	1,381	1,320	1,344	1,249	1,220	1,297
Non-interest expenses – adjusted	1,381	1,320	1,315	1,249	1,220	1,269
U.S. Retail Bank net income – reported[3]	426	485	371	385	449	357
Adjustments for items of note[4]
Litigation and litigation-related charge/reserve	–	–	30	–	–	29
U.S. Retail Bank net income – adjusted	426	485	401	385	449	386
Equity in net income of an investment in associate,
net of income taxes	83	76	77	77	69	73
Net income – reported	$509	$561	$448	$462	$518	$430
Net income – adjusted	509	561	478	462	518	459

Selected volumes and ratios
Return on common equity – reported	7.6%	9.0%	7.9%	7.6%	9.0%	7.9%
Return on common equity – adjusted	7.6	9.0	8.4	7.6	9.0	8.4
Margin on average earning assets (TEB)[5]	3.65	3.76	3.89	3.65	3.76	3.89
Efficiency ratio – reported	67.5	64.5	68.4	67.5	64.5	68.4
Efficiency ratio – adjusted	67.5	64.5	67.0	67.5	64.5	67.0
Number of U.S. retail stores	1,318	1,306	1,317	1,318	1,306	1,317
Average number of full-time equivalent staff[6]	26,162	26,056	25,225	26,162	26,056	25,225
1	Revenue and expenses related to Target are reported on a gross basis in the Consolidated Statements of Income. Non-interest expenses include expenses related to the business, and amounts due to Target Corporation under the credit card program agreement.
2	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
3	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
4	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
5	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).
6	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

Quarterly comparison – Q4 2014 vs. Q4 2013

U.S. Retail reported and adjusted net income for the quarter was $509 million (US$462 million), which included net income of $426 million (US$385 million) from the U.S. Retail Bank and $83 million (US$77 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar. The annualized reported and adjusted return on common equity for the quarter was 7.6%, down slightly from 7.9% on a reported basis and 8.4% on an adjusted basis for the fourth quarter last year.

U.S. Retail reported earnings of US$385 million were up 8% compared with the fourth quarter last year. U.S. Retail adjusted earnings were relatively flat as compared with the fourth quarter last year primarily due to lower provisions for credit losses offset by a higher tax rate. The contribution from TD Ameritrade of US$77 million was up 5% compared with the fourth quarter last year, primarily due to increased asset-based and transaction-based revenue, partially offset by higher operating expenses and lower investment gains.

U.S. Retail revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,851 million, a decrease of US$45 million, or 2%, compared with the fourth quarter last year. The decrease in net interest income was primarily due to lower accretion. Margin on average earning assets was 3.65%, a 24 bps decrease compared with the fourth quarter last year. Other non-interest income decreased due to lower gains on sales of securities and debt securities classified as loans. Average loan volumes increased US$9 billion, or 8%, compared with the fourth quarter last year, due to growth in business loans of 14% and growth in personal loans of 3%. Average deposit volumes increased US$10 billion, or 5%, compared with the fourth quarter last year, driven by 7% growth in business deposit volume, 6% growth in personal deposit volume, and 3% growth in TD Ameritrade deposit volume.

PCL for the quarter was US$125 million, a decrease of US$52 million, or 29%, compared with the fourth quarter last year, primarily due to improved credit quality and lower net charge-offs. Personal banking PCL was US$117 million, a decrease of US$58 million, or 33%, compared with the fourth quarter last year, primarily due to improved credit quality for auto loans. Business banking PCL was US$28 million, an increase of US$3 million. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.50%, a decrease of 27 bps, compared with the fourth quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.2 billion, a decrease of US$64 million, or 5%, compared with the fourth quarter last year. Net impaired loans as a percentage of total loans were 1.1% as at October 31, 2014, compared with 1.3% at October 31, 2013. Net impaired debt securities classified as loans were US$919 million, a decrease of US$66 million, or 7%, compared with the fourth quarter last year.

Reported non-interest expenses for the quarter were US$1,249 million, a decrease of US$48 million, or 4%, compared with the fourth quarter last year. On an adjusted basis, non-interest expenses were US$1,249 million, a decrease of US$20 million, or 2%, compared with the fourth quarter last year, primarily due to strong expense control, permanent expense reductions, and lower expenses related to Target, partially offset by higher personnel related costs to support growth.

The reported efficiency ratio for the quarter improved to 67.5%, compared with 68.4% last year, while the adjusted efficiency ratio for the year was 67.5%, compared with 67.0% last year.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 11

Quarterly comparison – Q4 2014 vs. Q3 2014

U.S. Retail reported and adjusted net income for the quarter decreased $52 million (US$56 million) compared with the prior quarter, which included a decrease in net income of $59 million (US$64 million) from the U.S. Retail Bank and an increase of $7 million (US$8 million) from TD’s investment in TD Ameritrade. The annualized return on common equity for the quarter was 7.6%, compared with 9.0% in the prior quarter.

U.S. Retail earnings decreased primarily due to continued margin compression and lower accretion, coupled with increases in provisions for credit losses and non-interest expenses. The contribution from TD Ameritrade of US$77 million was up 12% compared with the prior quarter, primarily due to increased asset-based and transaction-based revenue.

Revenue for the quarter decreased US$40 million compared with the prior quarter primarily due to lower accretion and lower other gains and losses. Margin on average earning assets was 3.65%, an 11 bps decrease compared with the prior quarter. Average loan volumes increased US$3 billion, or 3%, compared with the prior quarter, due to growth in business loans of 4% and growth in personal loans of 2%. Average deposit volumes increased US$5 billion, or 2%, compared with the prior quarter, driven by 4% growth in business deposit volume and 3% growth in TD Ameritrade deposit volume, while personal deposits remained relatively flat.

PCL for the quarter increased US$7 million, or 6%, compared with the prior quarter, primarily due to higher provision on loans, partially offset by lower provisions for debt securities. Personal banking PCL was US$117 million, a decrease of US$9 million, or 7%, from the prior quarter, primarily due to lower provisions on credit cards, partially offset by increased provisions on home equity loans, auto loans, and other retail products. Business banking PCL was US$28 million compared to a recovery of US$10 million from the prior quarter, primarily due to net commercial recoveries in the prior quarter not recurring in the current quarter. The recovery of provision for debt securities classified as loans reflects lower expected losses on non-agency collateralized mortgage obligations. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.50%, an increase of 9 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.2 billion, an increase of US$57 million, or 5%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 1.1% as at October 31, 2014, flat compared with prior quarter. Net impaired debt securities classified as loans decreased US$2 million, compared with the prior quarter.

Non-interest expenses for the quarter increased US$29 million, or 2%, compared with the prior quarter, primarily due to the timing of project and personnel related costs.

The efficiency ratio for the quarter was 67.5%, compared with 64.5% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 12

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	October 31	July 31	October 31
	2014	2014	2013
Net interest income (TEB)	$537	$589	$509
Non-interest income	67	91	94
Total revenue	604	680	603
Provision for (recovery of) credit losses	(1)	5	5
Non-interest expenses	381	392	423
Net income	$160	$216	$122

Selected volumes and ratios
Trading-related revenue	$296	$325	$343
Common Equity Tier 1 Capital risk-weighted assets (billions of dollars)[1,2]	61	57	47
Return on common equity	13.0%	18.4%	12.1%
Efficiency ratio	63.1	57.6	70.1
Average number of full-time equivalent staff[3]	3,727	3,726	3,535
1	Prior to the first quarter of 2014, the amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
2	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively.
3	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to the first quarter of 2014 have not been restated.

In the fourth quarter of 2014, the Bank implemented a funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. The implementation of FVA resulted in a pre-tax additional charge of $65 million recorded in the Wholesale segment. The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve. See Note 5 to the Bank's 2014 Consolidated Financial Statements for further information on FVA.

Quarterly comparison – Q4 2014 vs. Q4 2013

Wholesale Banking net income for the quarter was $160 million, an increase of $38 million, or 31%, compared with the fourth quarter last year. The increase in earnings was primarily due to lower non-interest expenses. The annualized return on common equity for the quarter was 13.0%, compared with 12.1% in the fourth quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $604 million, relatively flat compared with the fourth quarter last year. Higher equity underwriting volumes, advisory fees and lending growth, which benefited from solid client activity in the quarter, was partially offset by lower trading-related revenue due to a charge related to FVA.

PCL for the quarter was a net recovery of $1 million, as the accrual cost of credit protection was largely offset by a recovery of a previously recorded provision in the investment portfolio. PCL for the fourth quarter last year was $5 million and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter were $381 million, a decrease of $42 million, or 10%, compared to the fourth quarter last year. The decrease is primarily due to expenses related to the settlement of a commercial dispute included in the fourth quarter last year, partially offset by higher variable compensation commensurate with revenue.

CET1 risk-weighted assets were $61 billion as at October 31, 2014, an increase of $14 billion, or 30%, compared with October 31, 2013. The increase was primarily due to the inclusion of the Credit Valuation Adjustment (CVA) capital charge.

Quarterly comparison – Q4 2014 vs. Q3 2014

Wholesale Banking net income for the quarter decreased $56 million, or 26%, compared with the prior quarter. The decrease was largely due to lower revenue, partially offset by lower non-interest expenses. The annualized return on common equity for the quarter was 13.0%, compared with 18.4% in the prior quarter.

Revenue for the quarter decreased $76 million, or 11%, compared with the prior quarter. The decrease in revenue was primarily due to a charge related to FVA and lower underwriting and advisory fees.

PCL for the quarter was a net recovery of $1 million, compared with a charge of $5 million in the prior quarter, which was primarily related to the accrual cost of credit protection.

Non-interest expenses for the quarter decreased $11 million, or 3%, primarily due to lower variable compensation commensurate with revenue.

CET1 risk-weighted assets were $61 billion as at October 31, 2014, an increase of $4 billion, or 7%, compared with July 31, 2014.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 13

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended
	October 31	July 31	October 31
	2014	2014	2013
Net income (loss) – reported	$(227)	$(70)	$(191)
Adjustments for items of note[1]
Amortization of intangibles	62	60	59
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	(24)	15
Impact of Alberta flood on the loan portfolio	–	(19)	(29)
Restructuring charges	–	–	90
Total adjustments for items of note	62	17	135
Net income (loss) – adjusted	$(165)	$(53)	$(56)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(233)	$(170)	$(142)
Other	41	90	59
Non-controlling interests	27	27	27
Net income (loss) – adjusted	$(165)	$(53)	$(56)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q4 2014 vs. Q4 2013

Corporate segment’s reported net loss for the quarter was $227 million, compared with a reported net loss of $191 million in the fourth quarter last year. Adjusted net loss was $165 million, compared with an adjusted net loss of $56 million in the fourth quarter last year. Adjusted net loss increased primarily due to higher net corporate expenses as a result of ongoing investment in enterprise and regulatory projects and productivity initiatives. Other items were slightly unfavourable due to positive tax items recognized in the fourth quarter last year.

Quarterly comparison – Q4 2014 vs. Q3 2014

Corporate segment’s reported net loss for the quarter was $227 million, compared with a reported net loss of $70 million in the prior quarter. Adjusted net loss was $165 million, compared with an adjusted net loss of $53 million in the prior quarter. The increase in adjusted net loss was due to higher net corporate expenses and lower contribution from Other items. Expenses increased as a result of ongoing investment in enterprise and regulatory projects and productivity initiatives. The unfavourable impact of Other items was due to positive tax items recognized in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 14

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)		As at
	October 31	October 31
	2014	2013
ASSETS
Cash and due from banks	$2,781	$3,581
Interest-bearing deposits with banks	43,773	28,583
	46,554	32,164
Trading loans, securities, and other	101,173	101,940
Derivatives	55,363	49,461
Financial assets designated at fair value through profit or loss	4,745	6,532
Available-for-sale securities	63,008	79,544
	224,289	237,477
Held-to-maturity securities	56,977	29,961
Securities purchased under reverse repurchase agreements	75,031	64,283
Loans
Residential mortgages	198,912	185,820
Consumer instalment and other personal	123,411	119,192
Credit card	25,570	22,222
Business and government	131,349	116,799
Debt securities classified as loans	2,695	3,744
	481,937	447,777
Allowance for loan losses	(3,028)	(2,855)
Loans, net of allowance for loan losses	478,909	444,922
Other
Customers’ liability under acceptances	13,080	6,399
Investment in TD Ameritrade	5,569	5,300
Goodwill	14,233	13,293
Other intangibles	2,680	2,493
Land, buildings, equipment, and other depreciable assets	4,930	4,635
Deferred tax assets	2,008	1,800
Amounts receivable from brokers, dealers and clients	9,319	9,183
Other assets	11,163	10,111
	62,982	53,214
Total assets	$944,742	$862,021
LIABILITIES
Trading deposits	$59,334	$50,967
Derivatives	50,776	49,471
Securitization liabilities at fair value	11,198	21,960
Other financial liabilities designated at fair value through profit or loss	3,250	12
	124,558	122,410
Deposits
Personal	343,240	319,468
Banks	15,771	17,149
Business and government	241,705	204,988
	600,716	541,605
Other
Acceptances	13,080	6,399
Obligations related to securities sold short	39,465	41,829
Obligations related to securities sold under repurchase agreements	45,587	34,414
Securitization liabilities at amortized cost	24,960	25,592
Amounts payable to brokers, dealers and clients	10,384	8,882
Insurance-related liabilities	6,079	5,586
Other liabilities	15,897	15,939
	155,452	138,641
Subordinated notes and debentures	7,785	7,982
Total liabilities	888,511	810,638
EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2014 – 1,846.2, Oct. 31, 2013 – 1,838.9)	19,811	19,316
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2014 – 88.0, Oct. 31, 2013 – 135.8)	2,200	3,395
Treasury shares – common (millions of shares held: Oct. 31, 2014 – (1.6), Oct. 31, 2013 – (3.9))	(54)	(145)
Treasury shares – preferred (millions of shares held: Oct. 31, 2014 – (0.04), Oct. 31, 2013 – (0.1))	(1)	(2)
Contributed surplus	205	170
Retained earnings	27,585	23,982
Accumulated other comprehensive income (loss)	4,936	3,159
	54,682	49,875
Non-controlling interests in subsidiaries	1,549	1,508
Total equity	56,231	51,383
Total liabilities and equity	$944,742	$862,021

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 15

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2014	2013	2014	2013
Interest income
Loans	$4,996	$4,793	$19,758	$18,514
Securities
Interest	740	751	2,913	2,965
Dividends	312	265	1,173	1,048
Deposits with banks	16	22	84	88
	6,064	5,831	23,928	22,615
Interest expense
Deposits	1,109	1,126	4,313	4,461
Securitization liabilities	184	230	777	927
Subordinated notes and debentures	100	105	412	447
Other	214	187	842	706
	1,607	1,648	6,344	6,541
Net interest income	4,457	4,183	17,584	16,074
Non-interest income
Investment and securities services	875	732	3,346	2,834
Credit fees	212	191	845	785
Net securities gains (losses)	20	35	173	304
Trading income (losses)	(119)	(58)	(349)	(279)
Service charges	558	511	2,152	1,966
Card services	396	353	1,552	1,220
Insurance revenue	1,001	968	3,883	3,734
Trust fees	39	36	150	148
Other income (loss)	13	49	625	473
	2,995	2,817	12,377	11,185
Total revenue	7,452	7,000	29,961	27,259
Provision for credit losses	371	352	1,557	1,631
Insurance claims and related expenses	720	711	2,833	3,056
Non-interest expenses
Salaries and employee benefits	2,142	1,936	8,451	7,651
Occupancy, including depreciation	399	384	1,549	1,456
Equipment, including depreciation	221	225	810	847
Amortization of other intangibles	168	153	598	521
Marketing and business development	217	194	756	685
Restructuring costs	29	129	29	129
Brokerage-related fees	79	79	321	317
Professional and advisory services	313	300	991	1,009
Communications	73	70	283	281
Other	690	694	2,708	2,173
	4,331	4,164	16,496	15,069
Income before income taxes and equity in net income of an investment in associate	2,030	1,773	9,075	7,503
Provision for (recovery of) income taxes	370	238	1,512	1,135
Equity in net income of an investment in associate, net of income taxes	86	81	320	272
Net income	1,746	1,616	7,883	6,640
Preferred dividends	32	49	143	185
Net income available to common shareholders and non-controlling interests
in subsidiaries	$1,714	$1,567	$7,740	$6,455
Attributable to:
Non-controlling interests in subsidiaries	$27	$27	$107	$105
Common shareholders	1,687	1,540	7,633	6,350
Weighted-average number of common shares outstanding (millions)
Basic	1,842.0	1,833.4	1,839.1	1,837.9
Diluted	1,848.2	1,839.0	1,845.3	1,845.1
Earnings per share (dollars)
Basic	$0.92	$0.84	$4.15	$3.46
Diluted	0.91	0.84	4.14	3.44
Dividends per share (dollars)	0.47	0.43	1.84	1.62

Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 16

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2014	2013	2014	2013
Net income	$1,746	$1,616	$7,883	$6,640
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	(26)	14	69	(472)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(22)	(60)	(163)	(271)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	1,568	752	3,697	1,885
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	–	–	(13)	4
Net foreign currency translation gains (losses) from hedging activities[4]	(532)	(325)	(1,390)	(737)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign
operations[5]	–	–	13	(4)
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	762	619	1,647	668
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(648)	(492)	(2,083)	(1,559)
Items that will not be subsequently reclassified to net income
Actuarial gains and (losses) on employee benefit plans[8]	(206)	195	(458)	339
	896	703	1,319	(147)
Comprehensive income (loss) for the period	$2,642	$2,319	$9,202	$6,493
Attributable to:
Preferred shareholders	$32	$49	$143	$185
Common shareholders	2,583	2,243	8,952	6,203
Non-controlling interests in subsidiaries	27	27	107	105
1	Net of income tax provision of $9 million for the three months ended October 31, 2014 (three months ended October 31, 2013 – net of income tax provision of $3 million). Net of income tax provision of $67 million for the twelve months ended October 31, 2014 (twelve months ended October 31, 2013 – net of income tax recovery of $285 million).
2	Net of income tax provision of $15 million for the three months ended October 31, 2014 (three months ended October 31, 2013 – net of income tax provision of $30 million). Net of income tax provision of $81 million for the twelve months ended October 31, 2014 (twelve months ended October 31, 2013 – net of income tax provision of $136 million).
3	Net of income tax provision of nil for the three months ended October 31, 2014 (three months ended October 31, 2013 – income tax provision of nil). Net of income tax provision of nil for the twelve months ended October 31, 2014 (twelve months ended October 31, 2013 – income tax provision of nil).
4	Net of income tax recovery of $185 million for the three months ended October 31, 2014 (three months ended October 31, 2013 – income tax recovery of $114 million). Net of income tax recovery of $488 million for the twelve months ended October 31, 2014 (twelve months ended October 31, 2013 – income tax recovery of $264 million).
5	Net of income tax provision of nil for the three months ended October 31, 2014 (three months ended October 31, 2013 – income tax provision of nil). Net of income tax recovery of $4 million for the twelve months ended October 31, 2014 (twelve months ended October 31, 2013 – income tax provision of $1 million).
6	Net of income tax provision of $560 million for the three months ended October 31, 2014 (three months ended October 31, 2013 – income tax provision of $332 million). Net of income tax provision of $1,113 million for the twelve months ended October 31, 2014 (twelve months ended October 31, 2013 – net of income tax provision of $383 million).
7	Net of income tax provision of $483 million for the three months ended October 31, 2014 (three months ended October 31, 2013 – net of income tax provision of $254 million). Net of income tax provision of $1,336 million for the twelve months ended October 31, 2014 (twelve months ended October 31, 2013 – net of income tax provision of $830 million).
8	Net of income tax recovery of $121 million for the three months ended October 31, 2014 (three months ended October 31, 2013 – net of income tax provision of $120 million). Net of income tax recovery of $210 million for the twelve months ended October 31, 2014 (twelve months ended October 31, 2013 – net of income tax provision of $172 million).

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 17

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2014	2013	2014	2013
Common shares
Balance at beginning of period	$19,705	$19,218	$19,316	$18,691
Proceeds from shares issued on exercise of stock options	24	112	199	297
Shares issued as a result of dividend reinvestment plan	82	86	339	515
Purchase of shares for cancellation	–	(100)	(43)	(187)
Balance at end of period	19,811	19,316	19,811	19,316
Preferred shares
Balance at beginning of period	2,625	3,395	3,395	3,395
Issue of shares	–	–	1,000	–
Redemption of shares	(425)	–	(2,195)	–
Balance at end of period	2,200	3,395	2,200	3,395
Treasury shares – common
Balance at beginning of period	(92)	(144)	(145)	(166)
Purchase of shares	(1,122)	(987)	(4,197)	(3,552)
Sale of shares	1,160	986	4,288	3,573
Balance at end of period	(54)	(145)	(54)	(145)
Treasury shares – preferred
Balance at beginning of period	(2)	(3)	(2)	(1)
Purchase of shares	(43)	(29)	(154)	(86)
Sale of shares	44	30	155	85
Balance at end of period	(1)	(2)	(1)	(2)
Contributed surplus
Balance at beginning of period	184	181	170	196
Net premium (discount) on sale of treasury shares	19	–	48	(3)
Stock options	3	(11)	(5)	(25)
Other	(1)	–	(8)	2
Balance at end of period	205	170	205	170
Retained earnings
Balance at beginning of period	26,970	23,350	23,982	20,868
Transition adjustment on adoption of new and amended accounting standards	–	–	–	(5)
Net income attributable to shareholders	1,719	1,589	7,776	6,535
Common dividends	(866)	(779)	(3,384)	(2,977)
Preferred dividends	(32)	(49)	(143)	(185)
Share issue expenses and others	–	–	(11)	–
Net premium on repurchase of common shares	–	(324)	(177)	(593)
Actuarial gains and (losses) on employee benefit plans	(206)	195	(458)	339
Balance at end of period	27,585	23,982	27,585	23,982
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	686	778	732	1,475
Other comprehensive income (loss)	(48)	(46)	(94)	(743)
Balance at end of period	638	732	638	732
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	1,993	295	722	(426)
Other comprehensive income (loss)	1,036	427	2,307	1,148
Balance at end of period	3,029	722	3,029	722
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,155	1,578	1,705	2,596
Other comprehensive income (loss)	114	127	(436)	(891)
Balance at end of period	1,269	1,705	1,269	1,705
Total	4,936	3,159	4,936	3,159
Non-controlling interests in subsidiaries
Balance at beginning of period	1,531	1,499	1,508	1,477
Net income attributable to non-controlling interests in subsidiaries	27	27	107	105
Other	(9)	(18)	(66)	(74)
Balance at end of period	1,549	1,508	1,549	1,508
Total equity	$56,231	$51,383	$56,231	$51,383

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 18

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2014	2013	2014	2013
Cash flows from (used in) operating activities
Net income before income taxes	$2,116	$1,854	$9,395	$7,775
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	371	352	1,557	1,631
Depreciation	146	128	542	512
Amortization of other intangibles	168	153	598	521
Net securities losses (gains)	(20)	(35)	(173)	(304)
Equity in net income of an investment in associate	(86)	(81)	(320)	(272)
Deferred taxes	(140)	(283)	31	(370)
Changes in operating assets and liabilities
Interest receivable and payable	32	75	(204)	(425)
Securities sold short	452	1,964	(2,364)	8,391
Trading loans and securities	576	(5,141)	767	(7,409)
Loans net of securitization and sales	(13,360)	(11,807)	(33,717)	(33,820)
Deposits	24,664	28,854	72,059	64,449
Derivatives	(3,483)	(1,895)	(4,597)	(4,068)
Financial assets and liabilities designated at fair value through profit or loss	281	(424)	1,783	(364)
Securitization liabilities	(2,702)	(2,742)	(11,394)	(3,962)
Other	(4,021)	(3,536)	(7,996)	(4,600)
Net cash from (used in) operating activities	4,994	7,436	25,967	27,685
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(6,116)	2,628	11,173	(4,402)
Repayment of subordinated notes and debentures	(150)	–	(150)	(3,400)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	20	(2)	(45)	(407)
Common shares issued	21	96	168	247
Preferred shares issued	–	–	989	–
Repurchase of common shares	–	(424)	(220)	(780)
Redemption of preferred shares	(425)	–	(2,195)	–
Sale of treasury shares	1,223	1,016	4,491	3,655
Purchase of treasury shares	(1,165)	(1,016)	(4,351)	(3,638)
Dividends paid	(816)	(742)	(3,188)	(2,647)
Distributions to non-controlling interests in subsidiaries	(27)	(27)	(107)	(105)
Net cash from (used in) financing activities	(7,435)	1,529	6,565	(11,477)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(7,065)	(7,045)	(15,190)	(7,075)
Activities in available-for-sale securities
Purchases	(7,067)	(14,829)	(38,887)	(58,102)
Proceeds from maturities	6,729	12,454	30,032	39,468
Proceeds from sales	164	4,174	6,403	18,189
Activities in held-to-maturity securities
Purchases	(898)	(4,002)	(9,258)	(11,352)
Proceeds from maturities	1,161	799	6,542	2,873
Activities in debt securities classified as loans
Purchases	(7)	(6)	(37)	(489)
Proceeds from maturities	137	254	1,263	1,399
Proceeds from sales	–	208	10	1,030
Net purchases of land, buildings, equipment, and other depreciable assets	(334)	(240)	(837)	(745)
Changes in securities purchased (sold) under reverse repurchase agreements	9,243	(253)	(10,748)	4,915
Net cash acquired from (paid for) divestitures, acquisitions, and the sale of TD Ameritrade shares	–	–	(2,768)	(6,211)
Net cash from (used in) investing activities	2,063	(8,486)	(33,475)	(16,100)
Effect of exchange rate changes on cash and due from banks	60	35	143	37
Net increase (decrease) in cash and due from banks	(318)	514	(800)	145
Cash and due from banks at beginning of period	3,099	3,067	3,581	3,436
Cash and due from banks at end of period	$2,781	$3,581	$2,781	$3,581
Supplementary disclosure of cash flow information
Amount of income taxes paid (refunded) during the period	$407	$1,662	$1,241	$869
Amount of interest paid during the period	1,488	1,486	6,478	6,931
Amount of interest received during the period	5,665	5,479	22,685	21,532
Amount of dividends received during the period	301	238	1,179	1,018

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 19

Appendix A – Segmented Information

Effective November 1, 2013, the Bank revised its reportable segments, and for management reporting purposes, reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The segmented results for periods prior to the segment realignment have been restated accordingly.

Results for these segments for the three and twelve months ended October 31 are presented in the following tables.

Results by Business Segment
(millions of Canadian dollars)			For the three months ended
	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Net interest income (loss)	$2,435	$2,298	$1,515	$1,428	$537	$509	$(30)	$(52)	$4,457	$4,183
Non-interest income (loss)	2,485	2,299	532	536	67	94	(89)	(112)	2,995	2,817
Total revenue	4,920	4,597	2,047	1,964	604	603	(119)	(164)	7,452	7,000
Provision for (reversal of) credit losses	250	224	139	183	(1)	5	(17)	(60)	371	352
Insurance claims and related expenses	720	711	–	–	–	–	–	–	720	711
Non-interest expenses	2,224	2,032	1,381	1,344	381	423	345	365	4,331	4,164
Income (loss) before income taxes	1,726	1,630	527	437	224	175	(447)	(469)	2,030	1,773
Provision for (recovery of) income taxes	422	393	101	66	64	53	(217)	(274)	370	238
Equity in net income of an investment in
associate, net of income taxes	–	–	83	77	–	–	3	4	86	81
Net income (loss)	$1,304	$1,237	$509	$448	$160	$122	$(227)	$(191)	$1,746	$1,616

									As at

Total assets (billions of Canadian dollars)	$334.6	$312.1	$277.1	$244.5	$302.2	$269.3	$30.8	$36.1	$944.7	$862.0

Results by Business Segment
(millions of Canadian dollars)			For the twelve months ended
	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Net interest income (loss)	$9,538	$8,922	$6,000	$5,173	$2,210	$1,982	$(164)	$(3)	$17,584	$16,074
Non-interest income (loss)	9,623	8,860	2,245	2,149	470	428	39	(252)	12,377	11,185
Total revenue	19,161	17,782	8,245	7,322	2,680	2,410	(125)	(255)	29,961	27,259
Provision for (reversal of) credit losses	946	929	676	779	11	26	(76)	(103)	1,557	1,631
Insurance claims and related expenses	2,833	3,056	–	–	–	–	–	–	2,833	3,056
Non-interest expenses	8,438	7,754	5,352	4,768	1,589	1,542	1,117	1,005	16,496	15,069
Income (loss) before income taxes	6,944	6,043	2,217	1,775	1,080	842	(1,166)	(1,157)	9,075	7,503
Provision for (recovery of) income taxes	1,710	1,474	412	269	267	192	(877)	(800)	1,512	1,135
Equity in net income of an investment in
associate, net of income taxes	–	–	305	246	–	–	15	26	320	272
Net income (loss)	$5,234	$4,569	$2,110	$1,752	$813	$650	$(274)	$(331)	$7,883	$6,640

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 20

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank’s annual report on Form 40-F for fiscal 2014 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s annual report on Form 40-F for fiscal 2014 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 21

Access to Quarterly Results Materials

Interested investors, the media and others may view this fourth quarter earnings news release, results slides, supplementary financial information, and the 2014 Consolidated Financial Statements and Notes and the 2014 Management’s Discussion and Analysis documents on the TD website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on December 4, 2014. The call will be webcast live through TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the fourth quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2014.jsp on December 4, 2014, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9269 or 1-800-499-4035 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2014.jsp. Replay of the teleconference will be available from 6 p.m. ET on December 4, 2014, until January 5, 2015, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 1696813.

Annual Meeting

Thursday, March 26, 2015

Metro Toronto Convention Centre

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 23 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 9.4 million active online and mobile customers. TD had CDN$945 billion in assets on October 31, 2014. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030

Crystal Jongeward, Manager, Media Relations, 416-308-1746

TD BANK GROUP • FOURTH QUARTER 2014 EARNINGS NEWS RELEASE	Page 22